UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021.

Commission File Number 001-38172

HUDSON CAPITAL INC.

(Translation of registrant’s name into English)

Mr. Warren Wang, Chief Executive Officer

19 West 44th Street, Suite 1001,

New York, NY 10036

Telephone: (970) 528- 9999

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Entry into a Material Definitive Agreement.

(i)	Termination Agreement

On October 10, 2020, Hudson Capital, Inc., a British Virgin Islands company (“Hudson Capital” or the “Company”) entered into an Agreement and Plan of Merger (as it may be amended from time to time, the “Merger Agreement”), with Hudson Capital Merger Sub I, Inc., a Delaware corporation and wholly-owned subsidiary of Hudson Capital (“Merger Sub I”), Hudson Capital Merger Sub II, Inc., a Delaware corporation and wholly-owned subsidiary of Merger Sub I (“Merger Sub II”), Freight App, Inc., a Delaware corporation (“Freight App”) and ATW Master Fund II, L.P., as the representative of the stockholders of Freight App (the “Stockholders’ Representative”).

On December 13, 2021, after discussions with the parties to the Merger Agreement, the Hudson Capital board of directors (the “Board”) concluded that it was in the Company’s best interest to change strategies and terminate the Merger Agreement and its amendments and adopt the New Merger Agreement (as defined below). In accordance with the termination of the Merger Agreement, the Company entered into a termination agreement in respect of the Merger Agreement between the Company and those parties to the Merger Agreement (the “Termination Agreement”).

(ii)	New Merger Agreement

On December 13, 2021, the Company entered into a new merger agreement between Merger Sub I, Freight App and the Stockholders’ Representative (the “New Merger Agreement”) to acquire all the issued and outstanding securities of Freight App and assume Freight App as its direct, wholly–owned subsidiary.

The Merger

A Certificate of Merger shall be filed with the Secretary of State of the State of Delaware, in accordance with the relevant provisions of Delaware Law, whereby Merger Sub I shall be merged with and into Freight App, such time being the “Merger Effective Time”. Following the Merger, the separate corporate existence of Merger Sub I shall cease, and Freight App will continue as the surviving corporation in the Merger (the “Merger Effective Time”). At the Merger Effective Time, the Certificate of Incorporation of Merger Sub I and by-laws then in effect, shall cease and the organizational documents of Freight App after the Merger will be in the form as agreed by the Company and Freight App.

Merger Consideration

At the Merger Effective Time, without any action on the part of the Company, Merger Sub, Freight App or the Freight App stockholders, each share of Freight App common stock, preferred stock and warrants issued and outstanding immediately prior to the Merger Effective Time shall be canceled and automatically converted into the right to receive, without interest, the Applicable Per Share Merger Consideration as specified on Schedule 1.38 of the New Merger Agreement.

The following restricted Company securities will be issued in connection with the Merger (the “Closing”):

Securities Issued in Merger	Issued at Merger	Initial Underlying Ordinary Shares
Ordinary Shares	6,661,971	6,661,971
A2 Preferred	1,809,950	1,809,950
A1A Preferred	9,841,207	9,841,207
A1B Preferred	3,776,925	3,776,925
Series Seed Preferred	15,444	15,444
Series B Preferred	56,901,849	16,257,671
Series A4 Preferred	792,592	792,592
Ordinary Shares Warrant	11,480	11,480
Series Seed Warrant	9,163	9,163
A2 Warrant	971,473	971,473
Total Issued in Merger	80,792,054	40,147,876

The Company wishes to rely on the exemption from registration pursuant to Regulation D promulgated under the Securities Act of 1933, as amended (the “Securities Act”) in the provision and issuance of the abovementioned securities.

The Freight App stockholders shall have appraisal rights pursuant to Delaware law.

Contingent Merger Consideration

After the Closing, the Freight App stockholders shall be entitled to receive additional shares of the Company based upon the achievement of certain revenue thresholds in the amount of at least $25 million, $50 million and $100 million commencing with each of the calendar years ending on December 31, 2021, December 31, 2022 and December 31, 2023, respectively. For each period if the revenue threshold is achieved, the Freight App stockholders shall receive (on a pro rata basis) 3.33% of the shares of Company ordinary on a fully-diluted basis as of the last day of the applicable calendar year-end (the “Contingent Merger Consideration Shares”). If, after the Closing and prior to December 31, 2023, a change of control occurs, then Company shall issue on or promptly after the date of such change of control, to the stockholders an amount equal to 10% of the shares of Company ordinary shares on a fully diluted basis less the Contingent Merger Consideration Shares previously issued.

Company Post-Closing Board of Directors

In connection with the Merger, all directors of the Company shall resign, and the post-closing board of directors of the Company shall consist of four directors, who shall be Nicholas Adler, Marc Urbach, William Samuels, and Javier Selgas.

Representations and Warranties; Covenants

The parties to the New Merger Agreement have made customary representations, warranties and covenants in the New Merger Agreement, including, among other things, covenants with respect to (i) the conduct of the Company and Freight App prior to the Closing of the Merger; and (ii) Freight App raised at least $7,000,000 concurrently with or prior to the Closing (the “Financing”).

The representations and warranties of the Company shall survive until twelve months after Closing, except for representations and warranties concerning corporate existence and power, corporate authorization and finders’ fees, which shall survive for ninety days after the expiration of the statute of limitations with respect thereto. The indemnification to which any indemnified party is entitled from the indemnifying parties pursuant to the New Merger Agreement for losses shall be effective so long as it is asserted prior to the date that is twelve months following the Closing.

Twenty percent (20%) of the Company’s capital stock issued and outstanding immediately after the Merger Effective Time (the “Reserved Shares”) shall be reserved for issuance in the event any liability is incurred by either party as a result of a breach of a representation or warranty. No party shall have any liability unless the aggregate amount of losses incurred by such party exceeds $700,000 (the “Deductible”) and then only for such amounts in excess of the Deductible and (ii) no amounts of indemnity shall be payable by any party that exceeds the Reserved Shares.

Closing Conditions

The Closing is subject to certain customary conditions of the respective parties, including, among other things, that: (i) the shareholders of Hudson Capital and the stockholders of Freight App shall have approved the Merger, respectively; (ii) there shall have been no Material Adverse Effect (as defined in the New Merger Agreement) with respect to the Company or Freight App since the date of the New Merger Agreement; (iii) Freight App shall have completed the Financing; (iv) the Company shall have adopted an option plan in form and substance satisfactory to Freight App; and (v) the Company shall be in compliance with the Nasdaq continued listing requirements.

Termination

The New Merger Agreement may be terminated by the Company or Freight App under certain circumstances, including, among others, (i) by either the Company or Freight App if the Closing has not occurred on or before March 31, 2022, (ii) by either the Company or Freight App if the other party has materially breached any representation, warranty, agreement or covenant contained in the New Merger Agreement and such breach is not cured within 15 days of receipt of a notice describing the breach.

In the event of the termination of the Merger Agreement by the Company as the result of a breach by Freight App of any representation, warranty, agreement or covenant contained in the New Merger Agreement that is not cured, or as a result of Freight App’s refusal to consummate the Merger contemplated by the New Merger Agreement, a breakup fee of $500,000 shall be paid, within three business days following termination (the “Break-Up Fee”), by Freight App to Hudson Capital. In the event of the termination of the New Merger Agreement by Freight App as the result of a breach by the Company of any representation, warranty, agreement or covenant contained in the New Merger Agreement that is not cured by the Company, or as a result of the Company’s refusal to consummate the Merger contemplated by the Merger Agreement, the Break-Up Fee shall be paid by the Company to Freight App.

The foregoing summary of the New Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the actual New Merger Agreement, which is filed as Exhibit 10.2 hereto, and which is incorporated by reference in this report.

Additionally, it is contemplated that in connection with the Merger, (i) Company will change its name to Freight Technologies, Inc. and (ii) all the Company executive officers shall resign and the executive officers of Freight App immediately on Closing will take their same offices at the post-closing company.

(iii)	ATW Securities Purchase Agreement

On December 13, 2021, Hudson Capital entered into a securities purchase agreement (the “Purchase Agreement”) with ATW Opportunities Master Fund, L.P. (“ATW”) pursuant to which Hudson Capital agreed to sell for an aggregate purchase price of $862,000, a pre-funded warrant (the “Warrant”) to purchase 431,000 ordinary shares (the “Securities Purchase”). The closing of the Securities Purchase would be subject to customary closing conditions.

The warrant and the ordinary shares underlying the warrant will be issued pursuant to the prospectus included in the Company’s Registration Statement on Form F-3 (Registration No. 333-233408), which was filed with the Securities and Exchange Commission (the “Commission”) on August 22, 2019 and was declared effective on September 19, 2019, and a prospectus supplement will be filed with the Commission on the closing of the Securities Purchase by ATW.

The preceding description of the aforementioned agreements and securities does not purport to be complete and is qualified in its entirety by reference to the Purchase Agreement and the warrant, which are filed as exhibits to this report and incorporated herein by reference.

Amended Memorandum of Association and Articles of Association

In connection with the New Merger Agreement, on December 13, 2021, a majority of the Company’s shareholders approved the amendment of the Company’s Memorandum of Association and Articles of Association to among other things, (i) change its name to “Freight Technologies Inc.”; (ii) redesignate the existing shares of the Company in issue as ordinary shares, (iii) authorize the creation of various classes of preferred shares, and (iv) fix the number of directors on its Board to be four.

The proposed name change will take effect at a later date as determined by the Board and will be effective on the date the certificate of change of name is issued by the Registrar. The amended Memorandum of Association and Articles of Association of the Company will similarly take effect on the date they are registered with the Registrar.

Resignation and New Appointment of Directors/Officers

In connection with the New Merger Agreement, the Board received notices of resignation from Warren Wang, Hon Man Yun, Ming Yi (Martin), Hong Chen and Xiaoyue Zhang from the Board with effect from the closing of the Merger (“Closing Date”) The Board has also received notice of resignations from Warren Wang and Hon Man Yun from their positions as Chief Executive Officer and Chief Financial Officer, respectively with effect from the Closing Date.

The Board resolved that their resignations be accepted and appointed Javier Selgas, Nicholas H. Adler, William Samuels, and Marc Urbach as new directors effective Closing Date; and Javier Selgas and Paul Freudenthaler as the new Chief Executive Officer and Chief Financial Officer, respectively with effect from Closing Date.

Other Events

On December 13, 2021, the Board had also resolved to (i) withdraw Hudson Capital’s Registration Statement on Form S-1 (Registration No. 333-253126); (ii) withdraw Hudson Capital’s Registration Statement on Form S-4 (Registration No. 333-250044); (iii) take such actions as to dissolve Merger Sub II and Hudson Capital Holding, Co.; (iv) provide a Continuing Agreement of Guaranty and Suretyship in favor of Capital Foundry Funding LLC (“Capital”), a lender of Freight App, in order to induce Capital to consent to the entry of the New Merger Agreement by Freight App; (v) execute a certain registration rights agreement with holders of certain Freight App stockholders to register the resale of their securities obtained as a result of the Merger; (vi) adopt the 2021 Equity Incentive Plan and the Chief Executive Officer, in consultation with the Compensation Committee, may, from time to time, be authorized to issue such number of ordinary shares or securities convertible into ordinary shares as not to exceed 5,000,000 ordinary shares to such persons and on such terms and conditions as he may determine in his discretion.

On December 14, 2021, Hudson Capital issued a press release announcing its entry into the New Merger Agreement. A copy of this press release is filed as Exhibit 99.1 hereto.

Exhibits

Exhibit No.	Description
3.1	Form of Amended Memorandum of Association and Articles of Association.
10.1	Termination Agreement dated December 13, 2021 by and between Hudson Capital, Merger Sub I, Merger Sub II, Freight App and Stockholders’ Representative.
10.2	New Merger Agreement dated December 13, 2021 by and between Hudson Capital, Merger Sub I, Freight App and Stockholders’ Representative.
10.3	Purchase Agreement between Hudson Capital and ATW Opportunities Master Fund, L.P. dated December 13, 2021
10.4	2021 Equity Incentive Plan
10.5	Form of Pre-funded Ordinary Shares Purchase Warrant
99.1	Press release of Hudson Capital dated December 14, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 14, 2021.	HUDSON CAPITAL INC.

	By:	/s/ Warren Wang
	Name:	Warren Wang
	Title:	Chief Executive Officer